January 4, 2011

BY EDGAR AND OVERNIGHT MAIL

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Renal Holdings Inc.
Registration Statement on Form S-4/A
File No. 333-170376
Filed on December 23, 2010

Dear Mr. Reynolds:

This letter is submitted on behalf of American Renal Holdings Inc. (the “Company”) in response to the request from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) for additional disclosure with respect to the Company’s Registration Statement on Form S-4/A filed with the Commission on December 23, 2010 (file number 333-170376, the “Registration Statement”). Such request for additional disclosure relates to comments set forth in the Staff’s letter, dated December 21, 2010 (the “Comment Letter”), to Joseph Carlucci, Chief Executive Officer of the Company. In response to the Staff’s request for additional disclosure with respect to Comment No. 5 of the Comment Letter, below are attributes that led to the conclusion that the Company’s directors should serve in such capacity in light of the Company’s business and structure.

We believe each of our directors possesses high ethical standards, acts with integrity, and exercises careful, mature judgment. In addition, our directors are knowledgeable and experienced in one or more business, governmental or civic endeavors, which further qualifies him for service as members of the Board. Specific attributes of each director that we believe qualifies him to serve on the Company’s board are listed below.

Christopher T. Ford, 60, Chairman of the Board of Directors. Mr. Ford’s service as the Chairman and as previous Chief Executive Officer of the Company creates a critical link between management and the Board, enabling the Board to perform its oversight function with the benefits of management’s perspectives on the business. Based on the experience discussed under “Management and Board of Directors,” we believe Mr. Ford brings leadership, extensive business, operating and policy experience, and tremendous knowledge of our Company and the Company’s industry, to the Board.

Joseph A. Carlucci, 57, Chief Executive Officer and Director. Mr. Carlucci’s service as previous Chief Operating Officer, Treasurer, and current Chief Executive Officer of the Company creates a critical link between management and the Board, enabling the Board to perform its oversight function with the benefits of management’s perspectives on the business. Based on the experience discussed under “Management and Board of Directors,” we believe Mr. Carlucci brings leadership, extensive business, operating and policy experience, and tremendous knowledge of our Company and the Company’s industry, to the Board.

Syed T. Kamal, 58, President and Director. Mr. Kamal’s service as previous Executive Vice President and current President and Director creates a critical link between management and the Board, enabling the Board to perform its oversight function with the benefits of management’s perspectives on the business. Based on the experience discussed under “Management and Board of Directors,” we believe Mr. Kamal brings leadership, extensive business, operating and policy experience, and tremendous knowledge of our Company and the Company’s industry, to the Board.

Steven M. Silver, 42, Director. Based on the experience discussed under “Management and Board of Directors,” we believe Mr. Silver possesses experience in owning and managing enterprises like the Company and is familiar with corporate finance, strategic business planning activities and issues involving stakeholders more generally.

Jared S. Hendricks, 30, Director. Based on the experience discussed under “Management and Board of Directors,” we believe Mr. Hendricks possesses experience in owning and managing enterprises like the Company and is familiar with corporate finance, strategic business planning activities and issues involving stakeholders more generally.

Michael E. Boxer, 49, Director. Based on the experience discussed under “Management and Board of Directors,” we believe Mr. Boxer possesses experience in owning and managing enterprises like the Company and is familiar with corporate finance, strategic business planning activities and issues involving stakeholders more generally.

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The company respectfully believes that the supplemental information contained herein is responsive to the Staff’s comments. Please do not hesitate to call Stephan Feder at (212) 455-7405 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
David Link

American Renal Holdings Inc.
Joseph Carlucci

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